Filed by JP Energy Partners LP

Commission File No. 001-36647

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: JP Energy Partners LP

Commission File No.: 001-36647

The form of letter set forth below was distributed to corporate employees of JP Energy GP II LLC on November 1, 2016.

Foy Wallace

VP, Human Resources

November 1, 2016

[JP Energy Employee]

Dear [JP Energy Employee]:

JP Energy Partners LP (“JP Energy” or the “Company”) has entered into a merger agreement with American Midstream Partners, L.P. (“American Midstream”).   The merger is expected to close in the first quarter of 2017.  As a result of this merger, many corporate functions are expected to be transitioned to American Midstream and your employment with JP Energy may or may not be affected by this transition.  It is JP Energy’s intent to provide you with information regarding compensation during the transition period.  This communication does not mean you will not have a position with American Midstream after the transition completion date.     The Transition Completion Date for the purpose of payments described in this letter is the earlier of (i) your last day of employment, if you are involuntarily dismissed other than for “cause,” or (ii) 180 days after the closing of the merger.  The time period between the date of this letter and the Transition Completion Date will be referred to as the Transition Completion Period.

Subject to the other requirements described in this letter, if you remain employed with the Company through the Transition Completion Date (or, if earlier, until your role has been successfully transitioned to American Midstream, as determined by the Company in its sole discretion), the Company will provide you with the compensation summarized below:

•                  2016 Annual Bonus:  Under the current incentive compensation plan, you are eligible to receive up to 100% of your 2016 target bonus amount (based on 2016 hire date and your performance) provided you continue to be employed the Company on the scheduled payment date.  JP Energy will pay your annual bonus amount in a lump-sum, less applicable deductions and withholdings required by law if you are still are employed with the Company on March 17, 2017, the date the payment is otherwise scheduled to be made. If your employment with the Company ends voluntarily or if you are terminated for cause prior to March 17, 2017, you will not be entitled to receive the 2016 annual bonus.  This bonus is not subject to your continued employment to the Transition Completion Date.

•                  Prorated 2017 Annual Bonus:  If you are employed by the Company through the Transition Completion Date and are not offered or do not accept continued employment with American Midstream, a bonus amount equal to your 2017 current bonus target amount prorated to your last day of employment will be paid to you in a lump-sum amount less applicable deductions and withholdings required by law.  For example, if the Transition Completion Date is June 30, 2017 and that is also your last day of employment with JP Energy and/or American Midstream, then you would receive 50% of your 2017 target cash bonus.  You will receive payment on the next

600 East Las Colinas Blvd., Suite 2000

Irving, TX  75039

T 972-444-0300, F 972-444-0320

regularly scheduled pay period or as soon as administratively feasible following your last day with the Company but in no event more than 30 days thereafter.

•                  Release Payment:  If you complete the Transition Completion Period, and are not offered or do not accept employment with American Midstream, a release payment in the lump-sum amount equivalent to [XX] weeks of your base salary, less applicable state and federal taxes will be paid to you.  The release payment is subject to your execution and non-revocation of a release agreement between you and JP Energy (“General Release”) within the time period specified by the Company.  Upon the Company’s receipt of your signed General Release, and upon expiration of the seven (7) day revocation period, you will receive payment on the next regularly scheduled pay period or as soon as administratively feasible but in no event more than 30 days thereafter.

•                  Company-Paid Health Insurance:  If you complete the Transition Completion Period and are not offered or do not accept continued employment with American Midstream, you are eligible to continue your current health care (Medical, Dental, Vision) coverage at the Company’s expense for up to 3 months through COBRA.  Under COBRA, you may elect to continue certain medical benefits, at your own cost, beyond this 3-month period.  Additional material about this will be provided to you at the time of your COBRA eligibility.

•                  [Acceleration of Vesting of JPEP Phantom Units:  If you complete the Transition Completion Period and are not offered or do not accept employment with American Midstream, one hundred percent (100%) of your outstanding phantom units in the Company, with vesting dates prior to XX, 2018 will convert into common units in American Midstream and will become fully vested and non-forfeitable.  Such vesting acceleration will occur upon the Company’s receipt of a signed General Release, and upon expiration of the seven (7) day revocation period or as soon as administratively feasible.](1)

•                  Accrued Paid Time Off (“PTO”):  You will receive a lump-sum payment in the amount equivalent to the cash value of your accrued and unused PTO.  This amount will be subject to applicable withholdings and deductions required by law. You will receive payment on the next regularly scheduled pay period or as soon as administratively feasible following your last day with the Company.

If you voluntarily leave the Company or are terminated for “cause” prior to the Transition Completion Date, you will not be eligible to receive a release payment and Company-paid health insurance or 2017 prorated annual bonus.  In addition, your entitlement (if any) to the 2016 annual bonus, awards made under the JPEP plan, and any other compensation or benefits offered by the Company and/or American Midstream will be determined exclusively by the terms of the applicable plans, policies, or agreements governing those arrangements.

(1)  To be included, if applicable.

Your employment remains at-will, meaning that you and JP Energy may terminate the employment relationship at any time, with or without cause, and with or without notice.

Your employment situation is private and we expect that you will exercise extreme discretion in your communications with others, particularly uninterested third parties.  If you wish to discuss this information, please visit with your manager or human resources.

Sincerely,

Foy Wallace
Vice President, Human Resources

Forward-Looking Statements

Disclosures in this letter contain “forward-looking statements.” The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.  While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.  All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions.  Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the price of, demand for and production of, crude oil, refined products and NGLs in the markets we serve; the volumes of crude oil that we gather, transport and store, the throughput volumes at our refined products terminals and our NGL sales volumes; the fees we receive for the crude oil, refined products and NGL volumes we handle; pressures from our competitors, some of which may have significantly greater resources than us; the cost of propane that we buy for resale, including due to disruptions in its supply, and whether we are able to pass along cost increases to our customers; competitive pressures from other energy sources such as natural gas, which could reduce existing demand for propane; the risk of contract cancellation, non-renewal or failure to perform by our customers, and our inability to replace such contracts and/or customers; leaks or releases of hydrocarbons into the environment that result in significant costs and liabilities; the level of our operating, maintenance and general and administrative expenses; regulatory action affecting our existing contracts, our operating costs or our operating flexibility; failure to secure or maintain contracts with our largest customers, or non-performance of any of those customers under the applicable contract; competitive conditions in our industry; changes in the long-term supply or production of and demand for oil and natural gas; volatility of fuel prices; actions taken by our customers, competitors and third-party operators; our ability to complete growth projects on time and on budget; inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change; environmental hazards; industrial accidents; changes in laws and regulations (or the interpretation thereof) related to the transportation, storage or terminaling of crude oil and refined products or the distribution and sales of NGLs; fires, explosions or other accidents; the effects of future litigation; satisfaction of the conditions to the completion of the proposed AMID Merger, including receipt of the approval of our unitholders; the timing and likelihood of completion of the proposed AMID Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the proposed transaction; the possibility that the expected synergies and value creation from the proposed AMID Merger will not be realized or will not be realized within the expected time period; the risk that the businesses of JPEP and AMID will not be integrated successfully; disruption from the proposed AMID Merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred in connection with the proposed AMID Merger; the possibility that the proposed AMID Merger does not close, including due to the failure to satisfy the closing conditions; the amount of corporate overhead support provided by our general partner, if any, and other factors discussed from time to time in each of our documents and reports filed with the Securities and Exchange Commission. Any forward-looking statement applies only as of the date on which such statement is made and we do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication may be deemed to relate to a proposed business combination between AMID and JP Energy. In connection with the proposed transaction, AMID and/or JP Energy expect to file a proxy statement/prospectus and other documents with the SEC. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by AMID or JP Energy with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JP Energy at the following:

American Midstream Partners, LP 2103 City West Blvd. Bldg. 4, Suite 800 Houston, TX 77042 Attention: Investor Relations Phone: 713-815-3900	JP Energy Partners LP 600 East Las Colinas Blvd Suite 2000 Irving, TX 75039 Attention: Investor Relations Phone: 972-444-0300

Participants in the Solicitation

AMID, JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of AMID is contained in AMID’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Information regarding the directors and executive officers of JP Energy is contained in JPE’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.